Exhibit 99.1

CAE announces closing of marketed public offering

Montreal, Canada, March 12, 2021 - (NYSE: CAE; TSX: CAE) - CAE Inc. (“CAE” or the “Corporation”) today announced the closing of its previously announced underwritten marketed public offering of common shares in the United States and Canada (the “Offering”). CAE issued a total of 10,454,545 shares, including 1,363,636 shares following the exercise in full by the underwriters of their over-allotment option. The shares were issued at a price to the public of US$27.50 per share for gross proceeds of approximately US$287 million (approximately CAD$360 million).

The Offering was conducted through a syndicate of underwriters led by Goldman Sachs & Co. LLC, TD Securities Inc., RBC Capital Markets, and Scotiabank as joint bookrunners with CIBC World Markets Inc., BMO Capital Markets, BofA Securities, HSBC Securities (Canada) Inc., Desjardins Securities Inc., BNP Paribas Securities Corp., J.P. Morgan Securities Canada Inc., Citigroup Global Markets Canada Inc., National Bank Financial Inc. and Canaccord Genuity Corp. as co-managers.

CAE intends to use the net proceeds of the Offering to finance a portion of the purchase price and related costs of its previously announced acquisition of L3Harris Technologies’ Military Training business (the “Acquisition”). CAE expects to fund the balance of the purchase price and related costs of the Acquisition with the net proceeds from its previously completed private placements of C$700 million (approximately US$550 million) aggregate amount of subscription receipts to two institutional investors, and from currently available liquidities, including cash on hand and/or advances or drawdowns under one or more of its senior credit facilities or other debt financing. Pending their use, CAE intends to invest the net proceeds from the Offering in short-term, investment grade, interest bearing instruments or hold them as cash or cash equivalents, and repay a portion of the indebtedness outstanding under one of more of its senior credit facilities. The Offering is not contingent on the closing of the Acquisition. If for any reason the Acquisition does not close, CAE intends to use the net proceeds from the Offering for general corporate purposes, which may include the financing of future potential acquisition and growth opportunities.

The Offering was made in Canada only by means of the short form base shelf prospectus and the prospectus supplement and in the United States only by means of CAE’s registration statement. Such documents contain important information about the Offering. A copy of the Canadian prospectus supplement and short form base shelf prospectus can be found on SEDAR at www.sedar.com, and a copy of the U.S. prospectus supplement and the registration statement can be found on EDGAR at www.sec.gov. Copies of the prospectus supplements and the short form base shelf prospectus may also be obtained from any of the following sources: Goldman Sachs & Co. LLC, 200 West Street, New York, NY 10282-2198, Attention: Prospectus Department (866-471-2526); TD Securities Inc., Attention: Symcor, NPM (tel: 289-360-2009, email: sdcconfirms@td.com), 1625 Tech Avenue, Mississauga ON L4W 5P5 and in the United States from TD Securities (USA) LLC (email: sdcconfirms@td.com), 1 Vanderbilt Avenue, New York, NY 10017 c/o: Equity Capital Markets; RBC Dominion Securities Inc., Attention: Distribution Centre, 180 Wellington Street West, 8th Floor, Toronto, Ontario M5J 0C2, or by telephone at 1-416-842-5349, or by email at Distribution.RBCDS@rbccm.com and in the United States from RBC Capital Markets, LLC, Attention: Equity Syndicate, 200 Vesey Street, 8th Floor, New York, NY 10281, or by telephone at 1-877-822-4089, or by email at equityprospectus@rbccm.com; and Scotia Capital Inc., Attention: Equity Capital Markets, Scotia Plaza, 62nd Floor, 40 King Street West, Toronto, Ontario M5H 3Y2, or by telephone at 1-416-863-7704 or by email at equityprospectus@scotiabank.com and in the United States from Scotia Capital (USA) Inc., Attention: Equity Capital Markets, 250 Vesey Street, 24th Floor, New York, New York, 10281, or by telephone at 1-212-225-6853 or by email at equityprospectus@scotiabank.com. The content of any referenced websites and other electronic links is not incorporated by reference herein or in any report or document filed with the SEC.

No securities regulatory authority has either approved or disapproved the contents of this press release. This press release does not constitute an offer to sell or a solicitation of an offer to buy the common shares, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About CAE

CAE is a high technology company, at the leading edge of digital immersion, providing solutions to make the world a safer place. Backed by a record of more than 70 years of industry firsts, we continue to reimagine the customer experience and revolutionize training and operational support solutions in civil aviation, defence and security, and healthcare. We are the partner of choice to customers worldwide who operate in complex, high-stakes and largely regulated environments, where successful outcomes are critical. Testament to our customers’ ongoing needs for our solutions, over 60 percent of CAE’s revenue is recurring in nature. We have the broadest global presence in our industry, with approximately 10,000 employees, 160 sites and training locations in over 35 countries.

Caution concerning forward-looking statements

This press release includes forward-looking statements, which include, without limitation, statements relating to the Acquisition; available liquidities; proceeds of debt financing; the use of proceeds of the Offering; the expected timing of, and conditions precedent to, completion of the Acquisition; general economic outlook; prospects and trends of an industry; and other statements that are not historical facts. Although CAE believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements since no assurance can be given that they will prove to be correct.

Forward-looking statements can generally be identified by the use of forward-looking terminology such as “believe”, “expect”, “anticipate”, “plan”, “intend”, “continue”, “estimate”, “may”, “will”, “should”, “strategy”, “future” and similar expressions. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements, including risks and uncertainties relating to the following: the failure to close the Acquisition or change in the terms of the Acquisition; the uncertainty of obtaining in a timely manner, or at all, the requisite regulatory approvals required to complete or otherwise satisfy the closing conditions of the Acquisition; increased indebtedness; the fact that CAE does not currently own or control L3Harris Military Training; the nature of acquisitions; exchange rate and foreign currency exposure risks. The foregoing list is not exhaustive and other unknown or unpredictable factors could also have a material adverse effect on the performance or results of CAE. The completion of the Acquisition is subject to customary closing conditions, termination rights and other risks and uncertainties, including, without limitation, regulatory approvals, and there can be no assurance that the Acquisition will be completed.

These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. While management considers these assumptions to be reasonable and appropriate based on information currently available, there is risk that they may not be accurate. The forward-looking statements contained in this press release describe our expectations as of March 12, 2021 and, accordingly, are subject to change after such date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement. Except as otherwise indicated by CAE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may occur after March 12, 2021. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this press release for the purpose of assisting investors and others in understanding certain key elements of the Offering and the Acquisition. Readers are cautioned that such information may not be appropriate for other purposes.

Material assumptions

The forward-looking statements set out in this press release are based on certain assumptions including, without limitation: our liquidity from our cash and cash equivalents, undrawn amounts on our revolving credit facilities, the balance available under our receivable purchase program, our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future, and no material financial, operational or competitive consequences of changes in regulations affecting our business. For additional information, including with respect to other assumptions underlying the forward-looking statements made in this press release, refer to the applicable reportable segment in CAE’s Management’s Discussion & Analysis for the year ended March 31, 2020 (the “MD&A”). Given the impact of the changing circumstances surrounding the COVID-19 pandemic and the related response from CAE, governments, regulatory authorities, businesses and customers, there is inherently more uncertainty associated with CAE’s assumptions.

Accordingly, the assumptions outlined in this press release, and in the documents referenced herein and, consequently, the forward-looking statements based on such assumptions, may turn out to be inaccurate. As it relates to the Acquisition, the assumptions underlying the forward-looking statements made in this press release include, without limitation, the receipt of all requisite regulatory approvals required to complete the Acquisition in a timely manner and on terms acceptable to CAE; economic and political environments and industry conditions; the accuracy and completeness of public and other disclosure (including financial disclosure) by L3Harris; the ability to hedge exposures to fluctuations in interest rates and foreign exchange rates; the maintenance of CAE’s investment grade credit rating; as well as management’s estimates and expectations in relation to future economic and business conditions and other factors in relation to the Acquisition.

Other Material risks

Other important risk factors that could cause actual results or events to differ materially from those expressed in or implied by our forward-looking statements are set out in the MD&A filed by CAE with the Canadian Securities Administrators (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). The MD&A is also available at www.cae.com. Any one or more of the factors set out in the MD&A may be exacerbated by the growing COVID-19 outbreak and may have a significantly more severe impact on CAE’s business, results of operations and financial condition than in the absence of such outbreak. Accordingly, readers are cautioned that any of the disclosed risks could have a material adverse effect on our forward-looking statements. We caution that the disclosed list of risk factors is not exhaustive and other factors could also adversely affect our results.

CAE contacts:

General Media:

Hélène V. Gagnon, Senior Vice President, Public Affairs, Global Communications and Corporate Social Responsibility

+1-514-340-5536, helene.v.gagnon@cae.com

Investor relations:

Andrew Arnovitz, Senior Vice President, Strategy and Investor Relations

+1-514-734-5760, andrew.arnovitz@cae.com

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